16004147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI...
WASHINGTON, D.C. 20549

No Act
1/14/16

DIVISION OF
CORPORATION FINANCE

February 26, 2016

Alexander R. Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-26-16

Re: General Electric Company
Incoming letter dated January 14, 2016

Dear Mr. Lehmann:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal that you submitted to GE. On January 6, 2016, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

David R. Fredrickson
Chief Counsel

Enclosure

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Alexander R. Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

1/14/16
Certified Mail

Matt S. McNair, Esq.
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Dear Mr. McNair,

Re: My shareholder proposal to GE (General Electric Co) of 10/30/15
- Your note of 1/6/16 (email) to Ronald O. Mueller
- A note from Adam F. Turk of 1/6/16 to unknown

I object to the form and substance of Mr. Turk's note. It may or may not apply to my shareholder proposal to GE. I received it as part of a package on 1/11/16, together with your note to Mr. Mueller of Gibson Dunn & Crutcher, LLP.

2/

A. R. LEHMANN & CO., INC.

If Mr. Turk's note applies to my proposal by virtue of it being the last page in your package, then I ask you and Mr. Turk to reconsider your 'it appears' call, and as I believe it would be appropriate, to reverse it in my favor and to require GE to include my proposal in its 2016 proxy materials, in light of

1 My fax request of 1/14/16 to Fidelity Investments to clarify asap my ownership of GE common stock exceeding $2000 and held continuously since 2001.
I believe Fidelity's letter of 11/18/15 is more than clear to satisfy your rules. Mr. Mueller is the only person to disagree.

2 I have not failed to respond within 14 days to GE's request. See my fax of 11/20/15 to D. Sandstrom. Mr. Sandstrom is an executive at GE and therefore an agent of all owners. He did not notify me ~~that~~ Fidelity's proof of GE stock ownership was insufficient or inadequate. It appears to me,

that the SEC's call in this matter should be based on accepting Fidelity's way of presenting my ownership, to include simple common sense.

3 I believe it would be extremely unfair to this, and possibly to all, GE shareholder(s) to disallow my proposal from going to GE's shareholders. That will be the effect of Mr. Turk's call - if it is allowed to stand.

It is your office, Mr. McNair, that has 'not found it necessary to address the alternative base for omission upon which GE relies.' 1)

I refer here to my letter of 12/21/15 to "Office of Chief Counsel." I venture to assert ~~that~~ GE's claims had to be challenged. The 'material difference' ~~it~~ I refer to lies in the fact that my proposal has not been substantially implemented. It is likely ~~that~~ GE's 2015 annual report will state ~~that~~ GE Capital's

1) Note of Adam F. Turk of 1/6/16 - assuming it applies to my proposal.

4)

A. R. LEHMANN & CO., INC.

assets, as of 12/31/15 and 100% (?) controlled by GE, were $— billion ($250, $300 billion ?).

Before you decide to reverse Mr. Turk's call, please consider also the contents of my letter of 12/6/15 to Mr. Immelt. He is a large shareholder of GE and therefore should be voting in favor of my proposal. In his position, he is also the first agent of all GE owners. As of 1/14/16, he or one of his subordinates have not acknowledged or responded to this letter of 12/6/15. Why is that?

4. I am willing and available to clarify or correct any detail in my proposal that needs to be corrected or brought up to date.

Thank you very much for your consideration and I shall look forward to knowing what hopefully will be a well reasoned response.

Sincerely yours,

A. R. Lehmann

5/

A. R. LEHMANN & CO., INC.

Copies to

- Ronald O. Kuehler, Esq
- Brian Sandstrom

Enclosures

- Fidelity letter of 11/18/15
- Lehmann fax to Sandstrom of 11/20/15

1 of 2

ALEXANDER R. LEHMANN

*** FISMA & OMB Memorandum M-07-16 ***

11/20/15 FAX 203 373 3079

Brian Sandstrom
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Copy to Fidelity 1/14/16

Re: Shareholder Proposal entitled 'Spin off GE Capital' Gibson, Dunn letter of 11/13/15

Dear Mr. Sandstrom:

Please see the attached Fidelity letter of 11/18/15 to correct procedural deficiencies in subject proposal.

It is my intent as GE shareholder to continue to hold the number of shares Fidelity attested to through the date of GE's annual shareholder meeting in 2016.

I shall assume that this fax and Fidelity's letter will meet your and the SEC's requirements if I do not hear from you.

Thank you.

Sincerely Yours, A.R. Lehmann

Personal Investing P.O. Box 770001
Covington, KY 45277-0045

Fidelity INVESTMENTS

2 of 2

November 18, 2015

Alexander Richard Lehmann

*** FISMA & OMB Memorandum M-07-16 ***

R 11/19/15

Dear Mr. Lehmann:

Thank you for contacting Fidelity Investments regarding securities held in your account ending in *** FISMA & OMB Memorandum M-07-16 ***

Please accept this letter as verification that, on March 19, 2001, you held 200.000 shares of General Electric Co. (GE) and that no additional shares were posted to or removed from your account:

Trade Date	Transaction Type	Event Quantity	Position Quantity
03/19/2001	Buy	200.000	200.00

I hope this information is helpful. For any other issues or general inquiries, please call your Private Client Group at 1-800-544-5704. Thank you for choosing Fidelity Investments.

Sincerely,

Sherry L. Feathers

$ to Fidelity 1/14/16

Sherry Feathers
High Net Worth Operations

Our File: W421761-17NOV15

Cost Basis, Gain/Loss, and Holding Period Information: NFS will report gross proceeds and certain cost basis and holding period information to you and the IRS on your annual Form 1099-B as required or allowed by law, but such information may not reflect adjustments required for your tax reporting purposes. Taxpayers should verify such information when calculating reportable gain or loss. Fidelity and NFS specifically disclaim any liability arising out of a customer's use of, or any tax position taken in reliance upon, such information. Unless otherwise specified, NFS determines cost basis at the time of sale based on the average cost-single category (ACSC) method for open-end mutual funds and on the first-in, first-out (FIFO) method for all other securities. Consult your tax advisor for further information.

Pages 9 through 10 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***